Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2014

Index

1.	Management report	3
1.1.	Selected financial figures	3
1.2.	Financial performance	5
1.3.	Liquidity position and capital resources	10
1.4.	Risks and uncertainties	11
1.5.	Events after the balance sheet date	15
1.6.	Adjusted segment information	15

2.	Statement of the Board of Directors	16

3.	Report of the statutory auditor	17

4.	Unaudited condensed consolidated interim financial statements	18
4.1.	Unaudited condensed consolidated interim income statement	18
4.2.	Unaudited condensed consolidated interim statement of comprehensive income	19
4.3.	Unaudited condensed consolidated interim statement of financial position	20
4.4.	Unaudited condensed consolidated interim statement of changes in equity	21
4.5.	Unaudited condensed consolidated interim statement of cash flows	22
4.6.	Notes to the unaudited condensed consolidated interim financial statements	23

5.	Glossary	49

1.	Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of approximately 155 000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2013 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2014.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

RECENT EVENTS

ORIENTAL BREWERY ACQUISITION

On 1 April 2014, AB InBev, KKR and Affinity announced that AB InBev successfully completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea.

The acquisition returns OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

Once OB has been fully re-integrated into AB InBev, the company expects to drive premium growth by maximizing the combined portfolios of leading beer brands and to achieve improved efficiencies through best-practice sharing. AB InBev also plans to leverage its global platform to export OB brands more widely.

The enterprise value for the transaction is 5.8 billion USD, and as a result of an agreement entered into with KKR and Affinity in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates that its EBITDA (not prepared on the same basis as AB InBev EBITDA) in 2013 was approximately 529 billion KRW or approximately 500m US dollar at exchange rates at the date of the announcement.

1.1.	Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

Given the transformation nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev is presenting in this management report the 2013 consolidated volumes and results up to Normalized EBIT on a 2013 Reference base and as such these financials are included in the organic growth calculation. The 2013 Reference base includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented below includes 6 months of the Grupo Modelo combination.

The 2013 Reference Base also reflects updates to the 2013 segment reporting for purposes of results announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries, and the transfer of management responsibility for Cuba to the Zone Latin America North.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2014	%	2013 Reported	%	2013 Reference base	%
Revenue[1]	22 806	100.0	19 756	100.0	22 075	100.0
Cost of sales	(9 154)	40.1	(8 355)	42.3	(9 330)	42.3

Gross profit	13 652	59.9	11 401	57.7	12 745	57.7
Distribution expenses	(2 225)	9.8	(1 936)	9.8	(2 165)	9.8
Sales and marketing expenses	(3 606)	15.8	(2 869)	14.5	(3 252)	14.7
Administrative expenses	(1 359)	6.0	(1 074)	5.4	(1 304)	5.9
Other operating income/(expenses)	719	3.2	408	2.1	512	2.3

Normalized profit from operations (Normalized EBIT)	7 181	31.5	5 930	30.0	6 536	29.6
Non-recurring items	(106)	0.5	6 279	31.8

Profit from operations (EBIT)	7 075	31.0	12 209	61.8

Depreciation, amortization and impairment	1 550	6.8	1 395	7.1	1 591	7.2
Normalized EBITDA	8 731	38.3	7 325	37.1	8 089	36.6
EBITDA	8 625	37.8	13 604	68.9

Normalized profit attributable to equity holders of AB InBev	4 030	17.7	3 357	17.0
Profit attributable to equity holders of AB InBev	4 190	18.4	9 509	48.1

For the six-month period ended 30 June Million US dollar	2014	2013
Operating activities
Profit	5 010	10 369
Revaluation of initial investment in Grupo Modelo	—	(6 415)
Interest, taxes and non-cash items included in profit	3 442	3 478

Cash flow from operating activities before changes in working capital and use of provisions	8 452	7 432

Change in working capital	(1 121)	(1 539)
Pension contributions and use of provisions	(210)	(282)
Interest and taxes (paid)/received	(2 425)	(2 528)
Dividends received	25	601

Cash flow from operating activities	4 721	3 684

Investing activities
Net capex	(1 579)	(1 329)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(5 499)	(16 880)
Proceeds from the sale of/(investments in) short-term debt securities	(39)	6 703
Net of tax proceeds from the sale of assets held for sale	(146)	4 787
Other	(204)	(214)

Cash flow from investing activities	(7 467)	(6 933)

Financing activities
Dividends paid	(4 299)	(4 562)
Net (payments on)/proceeds from borrowings	5 667	6 309
Net proceeds from the issue of share capital	72	41
Cash received for deferred shares instrument	—	1 500
Other (including net finance cost other than interest)	(228)	11

Cash flow from financing activities	1 212	3 299

Net increase/(decrease) in cash and cash equivalents	(1 534)	50

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

1.2.	Financial performance

The tables in this management report provide the segment information per zone for the period ended 30 June 2014 and 2013 in the format up to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2013 consolidated volumes and results up to Normalized EBIT on a 2013 Reference base and as such these financials are included in the organic growth calculation.

Both from an accounting and managerial perspective, AB InBev is organized along seven business segments, which includes the Global Export and Holding business as the seventh segment. Upon the combination with Grupo Modelo, the Grupo Modelo businesses are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the new Zone Mexico, the Spanish business is reported in the Zone Europe and the Export business is reported in the Global Export and Holding Companies segment. OB business is reported in the Zone Asia Pacific as from 1 April 2014 as a scope.

The tables below provide a summary of the performance of AB InBev for the six-month period ended 30 June 2014 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2013 Reference base	Scope[1]	Currency translation	Organic growth	2014	Organic growth %
Volumes (thousand hectoliters)	215 680	3 763	—	5 552	224 995	2.6%
Revenue	22 075	503	(1 286)	1 514	22 806	6.8%
Cost of sales	(9 330)	(192)	480	(112)	(9 154)	(1.2)%
Gross profit	12 745	311	(806)	1 402	13 652	11.0%
Distribution expenses	(2 165)	(61)	163	(162)	(2 225)	(7.4)%
Sales and marketing expenses	(3 252)	(100)	170	(424)	(3 606)	(13.0)%
Administrative expenses	(1 304)	(26)	46	(76)	(1 359)	(5.8)%
Other operating income/(expenses)	512	225	(36)	19	719	3.7%
Normalized EBIT	6 536	350	(464)	759	7 181	11.6%
Normalized EBITDA	8 089	373	(548)	816	8 731	10.1%
Normalized EBITDA margin	36.6%				38.3%	112	bps

In the first six months of 2014 AB InBev delivered normalized EBITDA growth of 10.1%, while its normalized EBITDA margin increased 112 bps, reaching 38.3%.

Consolidated volumes increased 2.6%, with own beer volumes increasing 2.4% and non-beer volumes increasing 4.3%. Focus Brands volumes grew by 4.4% during the six-month period ended 30 June 2014. On the same basis, the company’s three Global Brands, Budweiser, Corona and Stella Artois, grew by 7.0%. Focus brands are those with the greatest growth potential within each relevant consumer segment and to which AB InBev directs the majority of its marketing resources.

Consolidated revenue grew 6.8% to 22 806m US dollar, with revenue per hectoliter increasing 4.7%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), organic revenue growth per hectoliter increased 5.2%.

Consolidated Cost of Sales (CoS) increased 1.2%, or 0.1% per hectoliter. On a constant geographic basis, CoS per hectoliter increased 0.9%.

VOLUMES

The table below summarizes the volume evolution per zone and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business are shown separately.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of its business. The second quarter 2013 Reference base volumes related to the TSA have therefore been treated as a negative scope.

Thousand hectoliters	2013 Reference base	Scope	Organic growth	2014	Organic growth %
North America	60 724	286	(489)	60 521	(0.8)%
Mexico	19 141	—	235	19 376	1.2%
Latin America North	55 824	11	4 531	60 366	8.1%
Latin America South	17 373	—	51	17 424	0.3%
Europe	23 360	5	(1 131)	22 234	(4.8)%
Asia Pacific	31 521	5 935	2 079	39 535	6.6%
Global Export and Holding Companies	7 736	(2 472)	275	5 539	5.2%

AB InBev Worldwide	215 680	3 763	5 552	224 995	2.6%

North America total volumes decreased 0.8%. The company estimates that its shipment volumes in the United States declined by 0.8% and its sales-to-retailers adjusted for the number of selling days declined by 1.7% during the six-month period ended 30 June 2014 compared to 30 June 2013. On the same basis, the company estimates that United States industry sales-to-retailers adjusted for the number of selling days declined by 0.5%, driven by unfavorable weather across most of the country during the first quarter of 2014 and the timing of the July 4th holiday, which pushed some volumes into the third quarter of 2014. The company estimates that its market share was down by 55 bps during the six-month period ended 30 June 2014 compared to 30 June 2013.

[1]	See Glossary.

In Canada, beer volumes decreased by 0.9% during the six-month period ended 30 June 2014 compared to the same period last year, driven by very cold weather during the first quarter 2014, partially offset by an improved industry performance in the second quarter.

Mexico total volumes increased 1.2%, mainly driven by a strong FIFA World Cup activation behind the Corona brand family. The company estimates that the industry grew by low single digits during the second quarter of 2014.

Latin America North volumes increased 8.1%, with beer volumes and soft drinks growing 8.7% and 6.4%, respectively. In Brazil, beer volumes increased by 9.1%, driven by the FIFA World Cup, good weather in the first two months of 2014, lower food inflation which helped to ease pressure on consumer disposal income in the first quarter 2014, as well as a very challenging first quarter in 2013 in which industry volumes declined. The company estimates that beer industry volumes grew by approximately 9.5% during the six-month period ended 30 June 2014. The company estimates that market share for the six-month period ended 30 June 2014 was up, sequentially, while its year-over-year market share declined by approximately 20 bps to 67.9%. Brazil soft drinks also had a very strong growth, especially in the second quarter, with volume growth and market share gain driven by solid results from both the Pepsi brand portfolio and the company’s own brands, including Guaraná Antarctica.

Latin America South total volumes increased 0.3%, with beer and non-beer volumes growing 0.3% and 0.2%, respectively. The beer industry in Argentina was significantly impacted by the challenging macro-economic environment in the second quarter 2014. Beer volumes in Argentina decreased by 0.8% during the six-month period ended 30 June 2014, driven mainly by industry performance in the second quarter 2014. The company estimates that its market share declined due to a tough comparable.

Europe own beer volumes declined 5.1%, while total volumes declined 4.8%, mainly driven by a weak beer industry in Ukraine, and Russia where own volumes declined by approximately 10%, as well as ongoing promotional pressure in Germany. Volume decreases in Europe were partially offset by FIFA World Cup activations in Belgium, Germany and the United Kingdom. Own beer volumes grew by 3.7% in Belgium, declined by 1.0% in Germany and grew by 8.1% in the United Kingdom. The company estimates it lost overall market share in Russia, but that it gained market share in Premium/Super Premium, led by Bud. The company estimates that it gained market share in Belgium and the United Kingdom.

Asia Pacific volumes grew by 6.6%. In China, beer volumes grew by 6.5%, benefiting from a strong Chinese new year campaign and estimated market share gains in the six-month period ended 30 June 2014. Market share growth was driven by Focus Brands growth of 11.0% in the six-month period ended 30 June 2014 compared to the same period last year, with Budweiser and Harbin benefiting from successful FIFA World Cup campaigns.

OPERATING ACTIVITIES BY ZONE

The tables below provide a summary of the performance of each geographical zone, for the six-month period ended 30 June 2014 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	215 680	3 763	—	5 552	224 995	2.6%
Revenue	22 075	503	(1 286)	1 514	22 806	6.8%
Cost of sales	(9 330)	(192)	480	(112)	(9 154)	(1.2)%
Gross profit	12 745	311	(806)	1 402	13 652	11.0%
Distribution expenses	(2 165)	(61)	163	(162)	(2 225)	(7.4)%
Sales and marketing expenses	(3 252)	(100)	170	(424)	(3 606)	(13.0)%
Administrative expenses	(1 304)	(26)	46	(76)	(1 359)	(5.8)%
Other operating income/(expenses)	512	225	(36)	19	719	3.7%
Normalized EBIT	6 536	350	(464)	759	7 181	11.6%
Normalized EBITDA	8 089	373	(548)	816	8 731	10.1%
Normalized EBITDA margin	36.6%				38.3%	112	bps

NORTH AMERICA	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	60 724	286	—	(489)	60 521	(0.8)%
Revenue	7 962	64	(69)	56	8 012	0.7%
Cost of sales	(3 266)	(15)	16	107	(3 158)	3.2%
Gross profit	4 696	49	53	162	4 854	3.4%
Distribution expenses	(635)	(23)	13	(4)	(649)	(0.7)%
Sales and marketing expenses	(925)	(10)	11	(149)	(1 074)	(16.0)%
Administrative expenses	(231)	(9)	3	(4)	(241)	(1.8)%
Other operating income/(expenses)	31	225	—	2	258	4.9%
Normalized EBIT	2 936	232	(26)	6	3 149	0.2%
Normalized EBITDA	3 320	227	(28)	(5)	3 514	(0.1)%
Normalized EBITDA margin	41.7%				43.9%	(34	) bps

MEXICO	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	19 141	—	—	235	19 376	1.2%
Revenue	2 335	—	(81)	84	2 339	3.6%
Cost of sales	(853)	—	25	120	(709)	14.1%
Gross profit	1 482	—	(56)	205	1 630	13.8%
Distribution expenses	(249)	—	8	2	(239)	0.7%
Sales and marketing expenses	(432)	—	15	(8)	(426)	(1.9)%
Administrative expenses	(257)	—	8	7	(242)	2.9%
Other operating income/(expenses)	104	—	(4)	25	125	24.3%
Normalized EBIT	648	—	(29)	231	848	35.7%
Normalized EBITDA	836	—	(37)	262	1 062	31.3%
Normalized EBITDA margin	35.8%				45.4%	958	bps

LATIN AMERICA NORTH	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	55 824	11	—	4 531	60 366	8.1%
Revenue	5 118	1	(686)	781	5 213	15.3%
Cost of sales	(1 762)	(1)	234	(291)	(1 819)	(16.5)%
Gross profit	3 356	1	(452)	490	3 394	14.6%
Distribution expenses	(673)	—	90	(97)	(679)	(14.4)%
Sales and marketing expenses	(697)	—	91	(96)	(702)	(13.7)%
Administrative expenses	(266)	—	33	(17)	(250)	(6.5)%
Other operating income/(expenses)	302	—	(36)	(9)	258	(2.9)%
Normalized EBIT	2 024	1	(275)	271	2 021	13.4%
Normalized EBITDA	2 403	1	(321)	294	2 377	12.2%
Normalized EBITDA margin	47.0%				45.6%	(123	) bps

LATIN AMERICA SOUTH	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	17 373	—	—	51	17 424	0.3%
Revenue	1 520	—	(440)	230	1 311	15.1%
Cost of sales	(594)	—	178	(76)	(492)	(12.8)%
Gross profit	926	—	(262)	154	819	16.6%
Distribution expenses	(152)	—	52	(34)	(133)	(22.2)%
Sales and marketing expenses	(179)	—	54	(47)	(173)	(26.0)%
Administrative expenses	(52)	—	10	(7)	(49)	(14.0)%
Other operating income/(expenses)	(10)	—	2	1	(6)	11.3%
Normalized EBIT	534	—	(144)	67	458	12.6%
Normalized EBITDA	629	—	(170)	83	542	13.2%
Normalized EBITDA margin	41.4%				41.3%	(68	) bps

EUROPE	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	23 360	5	—	(1 131)	22 234	(4.8)%
Revenue	2 415	1	(3)	68	2 483	2.8%
Cost of sales	(1 113)	(1)	18	26	(1 069)	2.4%
Gross profit	1 303	1	15	94	1 413	7.2%
Distribution expenses	(252)	—	1	2	(249)	0.7%
Sales and marketing expenses	(529)	(2)	6	(52)	(578)	(9.7)%
Administrative expenses	(167)	3	—	(18)	(182)	(10.9)%
Other operating income/(expenses)	10	—	—	(2)	8	(19.8)%
Normalized EBIT	365	1	22	25	413	6.7%
Normalized EBITDA	605	1	17	9	632	1.5%
Normalized EBITDA margin	25.1%				25.5%	(32	) bps

ASIA PACIFIC	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	31 521	5 935	—	2 079	39 535	6.6%
Revenue	1 619	474	5	252	2 350	15.6%
Cost of sales	(916)	(183)	(2)	(51)	(1 152)	(5.5)%
Gross profit	702	291	3	202	1 198	28.7%
Distribution expenses	(137)	(38)	—	(13)	(188)	(9.2)%
Sales and marketing expenses	(390)	(89)	(2)	(47)	(527)	(11.9)%
Administrative expenses	(146)	(17)	—	(9)	(172)	(6.3)%
Other operating income/(expenses)	48	—	—	11	59	22.9%
Normalized EBIT	78	147	1	144	370	—
Normalized EBITDA	270	176	1	157	604	58.1%
Normalized EBITDA margin	16.7%				25.7%	613	bps

GLOBAL EXPORT AND HOLDING COMPANIES	2013 Reference base	Scope	Currency translation	Organic growth	2014	Organic growth %
Volumes	7 736	(2 472)	—	275	5 539	5.2%
Revenue	1 104	(37)	(12)	42	1 098	4.0%
Cost of sales	(825)	8	11	52	(754)	6.4%
Gross profit	279	(29)	(1)	95	344	37.8%
Distribution expenses	(69)	—	(2)	(18)	(88)	(26.6)%
Sales and marketing expenses	(98)	1	(5)	(26)	(128)	(26.2)%
Administrative expenses	(185)	(3)	(7)	(28)	(222)	(14.6)%
Other operating income/(expenses)	25	—	1	(9)	17	(35.8)%
Normalized EBIT	(47)	(32)	(13)	14	(78)	18.0%
Normalized EBITDA	26	(32)	(11)	16	—	—

REVENUE

Consolidated revenue grew 6.8% to 22 806m US dollar, with revenue per hectoliter growth of 5.2% on a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), driven by revenue management initiatives and brand mix improvements from the company’s premiumization strategies.

COST OF SALES

Cost of Sales (CoS) increased 1.2%. On a constant geographic basis, CoS per hectoliter increased 0.9%, driven by transactional foreign currency impacts, primarily Brazilian real/USD, partially offset by efficiency gains and lower commodity prices, as well as a one-time benefit of 57m US dollar related to the reversal of medical expense accruals in the US from prior years.

OPERATING EXPENSES

Total operating expenses increased 9.9% in the first six months of 2014:

•	Distribution expenses increased 7.4% in 2014, mainly driven by higher own distribution volumes in Brazil and higher fuel costs and wage increases for unionized workers in Latin America South.

•	Sales and marketing expenses increased 13.0% in 2014, with increased support for the company’s brands, innovations and sales activations in all zones, partially offset by cost synergies in Mexico. The increased investments include the company’s 2014 FIFA World Cup activations, particularly in Latin America North and South, Mexico and Europe, as well as investments behind trade marketing programs and the new Bud Light summer campaign in the United States.

•	Administrative expenses increased by 5.8% mainly due to the timing of accruals for variable compensation.

•	Other operating income was 719m US dollar in 2014 compared to 512m US dollar in 2013, mainly due to income from government grants and a one-time positive accounting adjustment in the US of 223m US dollar, following an actuarial reassessment of future liabilities under the company’s post-retirement healthcare benefit plans. This adjustment has been reported in the results of North America, as a scope change in other operating income, and therefore excluded from organic growth. The company will report a negative scope change in North America of the same amount in the second quarter of 2015.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased by 7.9% in nominal terms and increased 10.1% organically to 8 731m US dollar, with an EBITDA margin of 38.3%, an organic growth of 112 bps.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2014	2013 Reported
Profit attributable to equity holders of AB InBev		4 190	9 509
Non-controlling interest		820	860
Profit		5 010	10 369
Income tax expense	9	1 066	849
Share of result of associates		(11)	(283)
Non-recurring net finance cost/(income)	8	(238)	19
Net finance cost	8	1 248	1 255
Non-recurring items above EBIT (including non-recurring impairment)	7	106	(6 279)
Normalized EBIT		7 181	5 930
Depreciation, amortization and impairment		1 550	1 395
Normalized EBITDA		8 731	7 325

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the six-month periods ended 30 June 2014 and 30 June 2013 Reference base:

	2014	2013 Reference base
US dollar	33.5%	34.6%
Brazilian real	21.2%	21.6%
Mexican peso	12.4%	12.6%
Chinese yuan	8.5%	7.3%
Euro	6.9%	6.3%
Canadian dollar	4.1%	4.3%
Argentinean peso	3.2%	4.2%
Russian ruble	1.9%	2.3%
Other	8.3%	6.8%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the periods ended 30 June 2014 and 30 June 2013 Reference base:

	2014	2013 Reference base
US dollar	37.1%	37.4%
Brazilian real	26.6%	28.9%
Mexican peso	13.9%	11.8%
Chinese yuan	5.1%	3.4%
Canadian dollar	3.8%	4.8%
Argentinean peso	3.2%	4.7%
Euro	3.0%	3.1%
Russian ruble	0.5%	0.7%
Other	6.8%	5.2%

PROFIT

Normalized profit attributable to equity holders of AB InBev was 4 030m US dollar (normalized EPS 2.47 US dollar) in the first six months of 2014, compared to 3 357m US dollar (normalized EPS 2.09 US dollar) in the first six months of 2013 (see Note 14 Changes in equity and earnings per share for more details).

Profit attributable to equity holders of AB InBev for the first six months of 2014 was 4 190m US dollar, compared to 9 509m US dollar for the first six months of 2013. The decrease in profit attributable to equity holders during the six-month period ended 30 June 2014 is mainly driven by the exceptional impact in 2013 of revaluing the initial investment held in Grupo Modelo, partially offset by higher profit from operations, including the results from Modelo for the six-month period ended 30 June 2014 and the results of OB as from 1 April 2014 and lower net finance costs. On the same basis, profit attributable to equity also includes the benefit of a one-time gain of 223m US dollar following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans. Furthermore, profit attributable to equity holders includes the following impacts:

•	Net finance costs (excluding non-recurring net finance items): 1 248m US dollar in the first half of 2014 compared to 1 255m US dollar in the first half of 2013. Other financial results for the first six months of 2014 of (149)m US dollar includes 292m US dollar gains from derivatives related to the hedging of the company’s share-based payment programs. In the first six months of 2013, other financial results of (126)m US dollar included a gain of 105m US dollar from such derivative contracts. These gains are offset by negative currency results and the payment of bank fees and taxes in the normal course of business.

•	Non-recurring net finance income/(cost): 238m US dollar in the first half of 2014 compared to (19)m US dollar in the first half of 2013. Non-recurring net finance income in 2014 relates to mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 30 June 2014, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share resulting in a mark-to-market gain of 238m US dollar (82m US dollar in 2013). Non-recurring net finance costs in 2013 also includes (100)m US dollar commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination.

•	Share of result of associates: 11m US dollar in the first six months of 2014 compared to 283m US dollar in the first six months of 2013. In 2013, the share of results of associates reflects the company’s equity investment in Grupo Modelo. The results of Grupo Modelo have been fully consolidated since the combination between Grupo Modelo and the company on 4 June 2013.

•	Income tax expense: 1 066m US dollar with an effective tax rate of 17.6% for the first six months of 2014 compares with 849m US dollar with an effective tax rate of 7.8% in the first six months of 2013. The increase in the effective tax rate mainly results from the 2013 non-taxable non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, changes in country profit mix, including the impact resulting from the combination with Grupo Modelo. Excluding the effect of non-recurring items, the normalized effective tax rate was 18.4% in 2014 versus 15.8% in 2013.

•	Profit attributable to non-controlling interest: 820m US dollar in the first six months of 2014, a decrease from 860m US dollar in the first six months of 2013, primarily due to the impact of currency translation.

1.3.	Liquidity position and capital resources

CASH FLOWS

For the six-month period ended 30 June Million US dollar	2014	2013
Cash flow from operating activities	4 721	3 684
Cash flow from investing activities	(7 467)	(6 933)
Cash flow from financing activities	1 212	3 299

Net increase/(decrease) in cash and cash equivalents	(1 534)	50

Cash flows from operating activities

For the six-month period ended 30 June Million US dollar	2014	2013
Profit	5 010	10 369
Revaluation of initial investment in Grupo Modelo	—	(6 415)
Interest, taxes and non-cash items included in profit	3 442	3 478

Cash flow from operating activities before changes in working capital and use of provisions	8 452	7 432
Change in working capital	(1 121)	(1 539)
Pension contributions and use of provisions	(210)	(282)
Interest and taxes (paid)/received	(2 425)	(2 528)
Dividends received	25	601

Cash flow from operating activities	4 721	3 684

AB InBev’s cash flow from operating activities reached 4 721m US dollar in the first half of 2014 compared to 3 684m US dollar in the first half of 2013. The increase mainly results from increased profits and the combination with Grupo Modelo.

Changes in working capital in the first half of 2014 and 2013 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2014 are negatively impacted by the payments related to capital expenditure projects in 2013, which had on average longer payment terms.

Cash flow from investing activities

For the six-month period ended 30 June Million US dollar	2014	2013
Net capex	(1 579)	(1 329)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(5 499)	(16 880)
Proceeds from the sale of/(investments in) short-term debt securities	(39)	6 703
Net of tax proceeds from the sale of assets held for sale	(146)	4 787
Other	(204)	(214)

Cash flow from investing activities	(7 467)	(6 933)

Net cash used in investing activities was 7 467m US dollar in the first half of 2014 as compared to 6 933m US dollar in the first half of 2013. The evolution of the cash used in investment activities in the first half of 2014 mainly reflects the OB acquisition. See also Note 6 Acquisitions and disposals of subsidiaries. In 2013, cash flow from investing activities reflects the combination with Grupo Modelo, offset by the proceeds from the sale of the Piedras Negras brewery to Constellation Brands and the perpetual rights to the Grupo Modelo brands distributed in the US by Crown Imports.

AB InBev’s net capital expenditures amounted to 1 579m US dollar in the first half of 2014 and 1 329m US dollar the first half of 2013. Out of the total capital expenditures of 2014 approximately 44% was used to improve the company’s production facilities while 49% was used for logistics and commercial investments. Approximately 7% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

For the six-month period ended 30 June Million US dollar	2014	2013
Dividends paid	(4 299)	(4 562)
Net (payments on)/proceeds from borrowings	5 667	6 309
Net proceeds from the issue of share capital	72	41
Cash received for deferred shares instrument	—	1 500
Other (including net finance (cost)/income other than interest)	(228)	11

Cash flow from financing activities	1 212	3 299

The cash inflow from AB InBev’s financing activities amounted to 1 212m US dollar in the first half of 2014, as compared to a cash inflow of 3 299m US dollar in the first half of 2013. The cash flow from financing activities in the six-month period ended 30 June 2014 reflects the funding of the OB acquisition. In 2013, cash inflow from financing activities reflects the funding of the combination with Grupo Modelo and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2014 amounted to 8 732m US dollar. As of 30 June 2014, the company had total liquidity of 16 732m US dollar, which consisted of 8.0 billion US dollar available under committed long-term credit facilities and 8 732m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt increased to 46 312m US dollar as at 30 June 2014, from 38 831m US dollar as at 31 December 2013.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition of OB (5.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.3 billion US dollar) the payment of interests and taxes (2.4 billion US dollar) and the impact of changes in foreign exchange rates (405m US dollar increase of net debt).

Net debt to normalized EBITDA increased from 2.26x for the 12-month period ending 31 December 2013 to 2.49x on a reported basis for the 12-month period ending 30 June 2014 (July 2013 - June 2014 as reported), or 2.44x including 12 months of EBITDA from OB.

Consolidated equity attributable to equity holders of AB InBev as at 30 June 2014 was 52 392m US dollar, compared to 50 365m US dollar as at 31 December 2013. The combined effect of the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan, the euro, the Russian ruble and the Ukrainian hryvnia and the strengthening of mainly the closing rates of the Brazilian real, the Mexican peso and the pound sterling resulted in a foreign exchange translation adjustment of 715m US dollar (increase in equity). Further details on equity movements can be found in the unaudited condensed consolidated interim statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 15 Interest-bearing loans and borrowings and Note 18 Risks arising from financial instruments.

1.4.	Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used or the introduction of similar restrictions may constraint AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers for a range of raw materials for beer and soft drinks, and for packaging material. The termination of or material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, investments in companies in which AB InBev does not own a controlling interest and AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition in its various markets and increased purchasing power of players in AB InBev’s distribution channels, could cause AB InBev to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent AB InBev from increasing prices to recover higher cost and thereby cause AB InBev to reduce margins or lose market share. Any dilution of AB InBev’s brands as a result of competitive trends could also lead to a significant erosion of AB InBev’s profitability. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond quicker to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties. Also, public concern about beer and soft drink consumption and any resulting restrictions may cause the social acceptability of beer and soft drink to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries.

In recent years, there has been an increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result health care concerns related to the harmful use of alcohol (including drunk driving, excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft-drinks. Negative publicity regarding AB InBev’s products and brands or publication of studies indicating a significant risk in using AB InBev’s products generally or changes in consumer perceptions in relation to AB InBev’s products could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition.

Demand for AB InBev’s products may be adversely affected by changes in consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways. Failure by AB InBev to anticipate or respond adequately to changes in consumer preferences and tastes or to developments in new forms of media and marketing could adversely impact AB InBev’s business, results of operations and financial condition.

The beer and beverage industry may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Also, minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation by national, local or foreign authorities or higher corporate income tax rates or to new or modified taxation regulations and requirements. An increase in beer excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations.

Seasonal consumption cycles and adverse weather conditions in the markets in which AB InBev operates may result in fluctuations in demand for AB InBev’s products and therefore may have an adverse impact on AB InBev’s business, results of operations and financial condition.

Climate change, or legal, regulatory or market measures to address climate change could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulation may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in emerging European, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Such emerging market risks could adversely impact AB InBev’s business, results of operations and financial condition.

Economic and political events in Argentina may adversely affect the company’s Argentinean operations. The political instability, fluctuations in the economy, governmental actions concerning the economy of Argentina, the devaluation of the Argentine peso, inflation and deteriorating macroeconomic conditions in Argentina could indeed have, and may continue to have, a material adverse effect on AB InBev’s Latin America South operations, their financial condition and their results. Also, if the economic or political situation in Argentina deteriorates, AB InBev Latin America South operations may be subject to additional restrictions under a new Argentinean foreign exchange, export repatriation or expropriation regime that could adversely affect AB InBev’s liquidity and operations, and its ability to access such funds from Argentina.

Political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia may adversely affect AB InBev’s operations in Ukraine, Russia and elsewhere in the region. AB InBev owns and operates beer production facilities in Ukraine and Russia. Continued political instability, civil strife, deteriorating macroeconomic conditions and actual or threatened military action in the region could have a material adverse effect on AB InBev’s operations in the region and on the results of operations of AB InBev’s Europe segment.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may, despite of it having certain product liability insurance policies in place, be subject to product recalls or other liabilities, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and it faces financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including recent significant price volatility and liquidity disruptions in the global credit markets, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev reduced the amount of dividends it paid past years and may continue to restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes. Also, there can be no assurance that the policies in place to manage commodity price and foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals.

AB InBev may not be able to successfully carry out further acquisitions and business integrations or restructuring. AB InBev cannot make further acquisitions unless it can identify suitable candidates and agree on terms with them. AB InBev may not be able to successfully complete such transactions. In addition, such transactions may involve the assumption of certain liabilities, which may have a potential impact on AB InBev’s financial risk profile. Further, the price AB InBev may pay in any future acquisition may prove to be too high as a result of various factors.

The combination with Grupo Modelo has exposed AB InBev to risks related to significant costs related to the combination and potential difficulties in integration of Grupo Modelo into AB InBev’s existing operations and the extraction of synergies from the transaction. Although the estimated expense savings, revenue synergies, anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits contemplated by the Modelo combination are significant, there can be no assurance that the Modelo combination will realize these benefits in the time expected or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on AB InBev business, results of operations and financial condition.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of its activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdown, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress, or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

AB InBev maintains insurance policies to cover various risks and also uses self-insurance in certain areas. Should an uninsured loss (self-insured risks) or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, such as for example recent concerns regarding the level of U.S. federal debt, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and ADSs.

AB InBev operates its business and markets its products in certain countries that are less developed, have less stability in legal systems and financial markets, and are potentially more corrupt business environments than Europe and the United States, and therefore present greater political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB), This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 20 Contingencies of the unaudited condensed consolidated interim financial statements.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2013 consolidated financial statements and Note 18 of the 2014 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

1.5.	Events after the balance sheet date

Please refer to Note 22 Events after the balance sheet date of the unaudited condensed consolidated interim financial statements.

2.	Statement of the Board of Directors

The Board of Directors of Anheuser-Busch InBev NV/SA certifies, on behalf and for the account of the company, that, to the best of their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with the International Financial Reporting Standard on interim financial statements (IAS 34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

3.	Report of the statutory auditor

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2014

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of 30 June 2014 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, as well as the explanatory notes. The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with both International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing or with the standards of the Public Company Accounting Oversight Board (United States) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements have not been prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union.

Sint-Stevens-Woluwe, 30 July 2014

The Statutory Auditor

PwC Bedrijfsrevisoren BCVBA

Represented by

/s/ Yves Vandenplas

Yves Vandenplas

Bedrijfsrevisor / Réviseur d’Entreprise

PwC Bedrijfsrevisoren cvba, burgerlijke vennootschap met handelsvorm - PwC Reviseurs d’Entreprises scrl, société civile à forme commerciale - Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 0429.501.944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501- BIC BBRUBEBB / RBS BE89 7205 4043 3185 - BIC ABNABEBR

4.	Unaudited condensed consolidated interim financial statements

4.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2014	2013
Revenue		22 806	19 756
Cost of sales		(9 154)	(8 355)

Gross profit		13 652	11 401

Distribution expenses		(2 225)	(1 936)
Sales and marketing expenses		(3 606)	(2 869)
Administrative expenses		(1 359)	(1 074)
Other operating income/(expenses)		719	408

Profit from operations before non-recurring items		7 181	5 930

Restructuring (including impairment losses)	7	(51)	(62)
Business and asset disposal (including impairment losses)	7	13	—
Acquisition costs business combinations	7	(68)	(74)
Fair value adjustments	7	—	6 415

Profit from operations		7 075	12 209

Finance cost	8	(1 493)	(1 401)
Finance income	8	245	146
Non-recurring net finance income/(cost)	8	238	(19)

Net finance cost		(1 010)	(1 274)

Share of result of associates		11	283

Profit before tax		6 076	11 218

Income tax expense	9	(1 066)	(849)

Profit		5 010	10 369

Attributable to:
Equity holders of AB InBev		4 190	9 509
Non-controlling interest		820	860

Basic earnings per share	14	2.57	5.92
Diluted earnings per share	14	2.52	5.81

Basic earnings per share before non-recurring items[1]	14	2.47	2.09
Diluted earnings per share before non-recurring items[1]	14	2.42	2.05

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 14 Changes in equity and earnings per share for more details.

4.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2014	2013
Profit	5 010	10 369

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	49	53

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	765	(2 033)
Effective portion of changes in fair value of net investment hedges	95	58
Cash flow hedges
Recognized in equity	65	418
Removed from equity and included in profit or loss	(105)	28

	820	(1 529)

Other comprehensive income, net of tax	869	(1 476)

Total comprehensive income	5 879	8 893

Attributable to:
Equity holders of AB InBev	4 939	8 327
Non-controlling interest	940	566

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2014	31 December 2013
ASSETS
Non-current assets
Property, plant and equipment	10	21 550	20 889
Goodwill	11	75 231	69 927
Intangible assets	12	30 612	29 338
Investments in associates		137	187
Investment securities		183	193
Deferred tax assets		1 371	1 180
Employee benefits		7	10
Trade and other receivables		1 396	1 252

		130 487	122 976
Current assets
Investment securities	13	350	123
Inventories		3 593	2 950
Income tax receivable		415	332
Trade and other receivables		6 441	5 362
Cash and cash equivalents	13	8 495	9 839
Assets held for sale		114	84

		19 408	18 690

Total assets		149 895	141 666

EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 735
Share premium		17 620	17 608
Reserves		837	18
Retained earnings		32 199	31 004

Equity attributable to equity holders of AB InBev		52 392	50 365

Non-controlling interest		4 858	4 943

		57 250	55 308
Non-current liabilities
Interest-bearing loans and borrowings	15	47 214	41 274
Employee benefits		2 501	2 862
Deferred tax liabilities		13 109	12 841
Trade and other payables	17	3 138	3 222
Provisions		563	532

		66 525	60 731
Current liabilities
Bank overdrafts	13	113	6
Interest-bearing loans and borrowings	15	8 184	7 846
Income tax payable		785	1 105
Trade and other payables	17	16 851	16 474
Provisions		187	196

		26 120	25 627

Total equity and liabilities		149 895	141 666

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re- measurements of post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	9 509	9 509	860	10 369
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(1 680)	—	—	—	—	(1 680)	(295)	(1 975)
Cash flow hedges	—	—	—	—	—	447	—	—	—	447	(1)	446
Re-measurements of post-employment benefits	—	—	—	—	—	—	51	—	—	51	2	53
Total comprehensive income	—	—	—	—	(1 680)	447	51	—	9 509	8 327	566	8 893
Shares issued	1	16	—	—	—	—	—	1 500	—	1 517	—	1 517
Dividends	—	—	—	—	—	—	—	—	(3 512)	(3 512)	(455)	(3 967)
Treasury shares	—	—	63	—	—	—	—	—	—	63	—	63
Share-based payments	—	—	—	70	—	—	—	—	—	70	8	78
Scope and other changes	—	—	—	—	—	—	—	—	(128)	(128)	58	(70)

As per 30 June 2013	1 735	17 590	(937)	763	467	368	(1 383)	1 500	27 388	47 491	4 476	51 967

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re- measurements of post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	—	—	—	—	—	—	—	—	4 190	4 190	820	5 010
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	715	—	—	—	—	715	145	860
Cash flow hedges	—	—	—	—	—	(2)	—	—	—	(2)	(38)	(40)
Re-measurements of post-employment benefits	—	—	—	—	—	—	36	—	—	36	13	49
Total comprehensive income	—	—	—	—	715	(2)	36	—	4 190	4 939	940	5 879
Shares issued	1	12	—	—	—	—	—	—	—	13	—	13
Dividends	—	—	—	—	—	—	—	(44)	(3 088)	(3 132)	(944)	(4 076)
Treasury shares	—	—	27	—	—	—	—	—	—	27	—	27
Share-based payments	—	—	—	87	—	—	—	—	—	87	9	96
Scope and other changes	—	—	—	—	—	—	—	—	93	93	(90)	3

As per 30 June 2014	1 736	17 620	(847)	972	(247)	453	(932)	1 438	32 199	52 392	4 858	57 250

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2014	2013
OPERATING ACTIVITIES
Profit		5 010	10 369
Depreciation, amortization and impairment		1 550	1 395
Impairment losses on receivables, inventories and other assets		33	56
Additions/(reversals) in provisions and employee benefits		(198)	120
Net finance cost	8	1 010	1 274
Loss/(gain) on sale of property, plant and equipment and intangible assets		(8)	(3)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(16)	(7)
Revaluation of initial investment in Grupo Modelo		—	(6 415)
Equity-settled share-based payment expense	16	123	105
Income tax expense	9	1 066	849
Other non-cash items included in the profit		(107)	(28)
Share of result of associates		(11)	(283)

Cash flow from operating activities before changes in working capital and use of provisions		8 452	7 432

Decrease/(increase) in trade and other receivables		(673)	(343)
Decrease/(increase) in inventories		(532)	(199)
Increase/(decrease) in trade and other payables	17	84	(997)
Pension contributions and use of provisions		(210)	(282)

Cash generated from operations		7 121	5 611

Interest paid		(1 242)	(1 202)
Interest received		130	129
Dividends received		25	601
Income tax paid		(1 313)	(1 455)

CASH FLOW FROM OPERATING ACTIVITIES		4 721	3 684

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		90	64
Sale of subsidiaries, net of cash disposed of	6	17	—
Acquisition of subsidiaries, net of cash acquired	6	(5 516)	(16 880)
Purchase of non-controlling interest	14	(57)	(51)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 669)	(1 393)
Net of tax proceeds from the sale of assets held for sale		(146)	4 787
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(39)	6 703
Net proceeds from sale/(acquisition) of other assets		(153)	(160)
Net repayments/(payments) of loans granted		6	(3)

CASH FLOW FROM INVESTING ACTIVITIES		(7 467)	(6 933)

FINANCING ACTIVITIES
Net proceeds from the issue of share capital	14	72	41
Proceeds from borrowings		14 164	18 071
Payments on borrowings		(8 497)	(11 762)
Cash received for deferred shares instrument		—	1 500
Cash net finance costs other than interests		(228)	11
Dividends paid		(4 299)	(4 562)

CASH FLOW FROM FINANCING ACTIVITIES		1 212	3 299

Net increase/(decrease) in cash and cash equivalents		(1 534)	50

Cash and cash equivalents less bank overdrafts at beginning of year		9 833	7 051
Effect of exchange rate fluctuations		83	(410)

Cash and cash equivalents less bank overdrafts at end of period	13	8 382	6 691

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

4.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	24

Statement of compliance	24

Summary of significant accounting policies	24

Use of estimates and judgments	25

Segment reporting	27

Acquisitions and disposals of subsidiaries	29

Non-recurring items	31

Finance cost and income	32

Income taxes	34

Property, plant and equipment	35

Goodwill	35

Intangible assets	36

Cash and cash equivalents and investments in short-term debt securities	36

Changes in equity and earnings per share	37

Interest-bearing loans and borrowings	39

Share-based payments	40

Trade and other payables	41

Risks arising from financial instruments	42

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customer and other	45

Contingencies	46

Related parties	48

Events after the balance sheet date	48

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of approximately 155 000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2014 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2014 and for the six-month periods ended 30 June 2014 and 30 June 2013 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2014.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2013. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2014.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2013, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2014, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2013 and 2014.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	30 June 2014	31 December 2013	30 June 2013	30 June 2014	30 June 2013
Argentinean peso	8.132714	6.518027	5.385199	7.825394	5.063562
Brazilian real	2.202497	2.342604	2.215599	2.309346	2.027497
Canadian dollar	1.068165	1.063810	1.048470	1.095976	1.015568
Chinese yuan	6.203112	6.054043	6.137616	6.172767	6.193392
Euro	0.732172	0.725111	0.764526	0.727973	0.763732
Mexican Peso	12.971193	13.084394	13.027844	13.104824	12.666379
Pound sterling	0.586835	0.604525	0.655351	0.599758	0.648755
Russian ruble	33.751532	32.729000	32.708393	35.128745	30.978015
Ukrainian hryvnia	11.823337	7.993022	7.993037	10.372349	7.993008

(C)	RECENTLY ISSUED IFRS

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2014:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2014, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IFRS 9 will be effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2014, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013, except as for plan amendments of post-retirement healthcare benefits in the United States, which were estimated by the company’s actuaries and led to an increase of profit from operations, of which 223m US dollar were recognized as other operating income for the six-month period ended 30 June 2014, as well as for the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the OB purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the acquisition of OB, AB InBev is fully consolidating OB in the AB InBev unaudited financial statements as of 1 April 2014. Detail is provided in Note 6 – Acquisitions and disposals of Subsidiaries of these unaudited condensed consolidated interim financial statements.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented below includes 6 months of the Grupo Modelo combination.

The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries, and the transfer of management responsibility for Cuba to the Zone Latin America North.

The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Zone Mexico, the Export business is reported in the Global Export and Holding Companies segment and the sale of Modelo brands by AB InBev affiliates are reported in the respective Zones where these affiliates operate. The Oriental Brewery business is reported in the Zone Asia Pacific as from 1 April 2014.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2013.

SEGMENT REPORTING (2013 REFERENCE BASE)

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Bridge to Reported	2014	2013 Reported
Volume	61	61	19	19	60	56	17	17	22	23	40	32	6	8	—	(20)	225	196

Revenue	8 012	7 962	2 339	2 335	5 213	5 118	1 311	1 520	2 483	2 415	2 350	1 619	1 098	1 104	—	(2 319)	22 806	19 756

Cost of sales	(3 158)	(3 266)	(709)	(853)	(1 819)	(1 762)	(492)	(594)	(1 069)	(1 113)	(1 152)	(916)	(754)	(825)	—	975	(9 154)	(8 355)
Distribution expenses	(649)	(635)	(239)	(249)	(679)	(673)	(133)	(152)	(249)	(252)	(188)	(137)	(88)	(69)	—	228	(2 225)	(1 936)
Sales and marketing expenses	(1 074)	(925)	(426)	(432)	(702)	(697)	(173)	(179)	(578)	(529)	(527)	(390)	(128)	(98)	—	384	(3 606)	(2 869)

Administrative expenses	(241)	(231)	(242)	(257)	(250)	(266)	(49)	(52)	(182)	(167)	(172)	(146)	(222)	(185)	—	229	(1 359)	(1 074)
Other operating income/(expenses)	258	31	125	104	258	302	(6)	(10)	8	10	59	48	17	25	—	(103)	719	408
Normalized profit from operations (EBIT)	3 149	2 936	848	648	2 021	2 024	458	534	413	365	370	78	(78)	(47)	—	(606)	7 181	5 930

Depreciation, amortization and impairment	(366)	(385)	(213)	(190)	(357)	(376)	(84)	(94)	(219)	(240)	(234)	(192)	(78)	(74)	—	156	(1 550)	(1 395)

Normalized EBITDA	3 514	3 320	1 062	836	2 377	2 403	542	629	632	605	604	270	—	26	—	(765)	8 731	7 325

Normalized EBITDA margin in %	43.9%	41.7%	45.4%	35.8%	45.6%	47.0%	41.3%	41.4%	25.5%	25.1%	25.7%	16.7%					38.3%	37.1%

SEGMENT REPORTING (2013 REPORTED)

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Volume	61	61	19	3	60	57	17	17	22	23	40	32	6	4	225	196

Revenue	8 012	7 962	2 339	410	5 213	5 118	1 311	1 520	2 483	2 364	2 350	1 619	1 098	762	22 806	19 756

Cost of sales	(3 158)	(3 266)	(709)	(143)	(1 819)	(1 761)	(492)	(594)	(1 069)	(1 095)	(1 152)	(916)	(754)	(580)	(9 154)	(8 355)
Distribution expenses	(649)	(635)	(239)	(35)	(679)	(672)	(133)	(151)	(249)	(248)	(188)	(137)	(88)	(58)	(2 225)	(1 936)
Sales and marketing expenses	(1 074)	(925)	(426)	(67)	(702)	(697)	(173)	(180)	(578)	(519)	(527)	(390)	(128)	(89)	(3 606)	(2 869)
Administrative expenses	(241)	(231)	(242)	(34)	(250)	(265)	(49)	(52)	(182)	(165)	(172)	(146)	(222)	(181)	(1 359)	(1 074)
Other operating income/(expenses)	258	31	125	7	258	301	(6)	(10)	8	10	59	48	17	20	719	408
Normalized profit from operations (EBIT)	3 149	2 936	848	137	2 021	2 024	458	534	413	347	370	78	(78)	(126)	7 181	5 930

Non-recurring items (refer Note 7)	(2)	—	(26)	(43)	(1)	(1)	(2)	(2)	(15)	(6)	(58)	(9)	(1)	6 340	(106)	6 279
Profit from operations (EBIT)	3 146	2 936	822	95	2 020	2 023	455	532	398	342	312	69	(79)	6 214	7 075	12 209

Net finance income/(cost)	(306)	(397)	(1 004)	16	(173)	(243)	(124)	(14)	(351)	(333)	(16)	4	964	(307)	(1 010)	(1 274)
Share of result of associates	4	277	6	4	2	—	—	—	—	1	—	—	—	—	11	283
Profit before tax	2 844	2 816	(176)	115	1 849	1 780	331	518	46	9	297	73	885	5 908	6 076	11 218

Income tax expense	(761)	(803)	(60)	(37)	(149)	(181)	(123)	(163)	(16)	68	(79)	(32)	122	299	(1 066)	(849)

Profit	2 083	2 013	(236)	78	1 700	1 599	208	355	30	77	217	41	1 007	6 206	5 010	10 369

Normalized EBITDA	3 514	3 320	1 062	169	2 377	2 403	542	628	632	587	604	270	—	(52)	8 731	7 325
Non-recurring items (including impairment)	(2)	—	(26)	(43)	(1)	(1)	(2)	(2)	(15)	(6)	(58)	(9)	(1)	6 340	(106)	6 279
Depreciation, amortization and impairment	(366)	(384)	(213)	(31)	(356)	(379)	(84)	(94)	(219)	(243)	(234)	(192)	(78)	(74)	(1 550)	(1 395)
Net finance income/(cost)	(306)	(397)	(1 004)	16	(173)	(243)	(124)	(14)	(351)	(333)	(16)	4	964	(307)	(1 010)	(1 274)
Share of results of associates	4	277	6	4	2	—	—	—	—	1	—	—	—	—	11	283
Income tax expense	(761)	(803)	(60)	(37)	(149)	(181)	(123)	(163)	(16)	68	(79)	(32)	122	299	(1 066)	(849)

Profit	2 083	2 013	(236)	78	1 700	1 599	208	355	30	77	217	41	1 007	6 206	5 010	10 369

Normalized EBITDA margin	43.9%	41.7%	45.4%	41.2%	45.6%	47.0%	41.3%	41.3%	25.5%	24.8%	25.7%	16.7%	—	—	38.3%	37.1%

Segment assets	64 486	64 639	31 091	30 259	18 688	17 503	3 542	3 483	8 797	8 397	13 572	6 246	4 698	4 242	144 873	134 769

Intersegment elimination															(6 289)	(5 171)
Non-segmented assets															11 311	12 068
Total assets															149 895	141 666

Segment liabilities	6 160	6 690	4 918	3 653	5 353	5 782	1 225	1 228	5 457	4 812	4 053	2 996	2 267	3 133	29 433	28 293
Intersegment elimination															(6 289)	(5 171)
Non-segmented liabilities															126 751	118 544
Total liabilities															149 895	141 666

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2014 and 2013:

Million US dollar	2014 Acquisitions	2013 Acquisitions	2014 Disposals
Non-current assets
Property, plant and equipment	812	4 641	—
Intangible assets	1 182	5 093	—
Investment in subsidiaries	—	44	—
Investment in associates	—	75	—
Investment securities	—	39	—
Trade and other receivables	47	65	—
Deferred tax assets	55	—	—

Current assets
Inventories	104	614	—
Income tax receivable	—	1	—
Trade and other receivables	299	688	—
Cash and cash equivalents	247	2 674	—
Assets held for sale	—	4 806	—

Non-controlling interests	—	(40)	—

Non-current liabilities
Interest-bearing loans and borrowings	(499)	—	—
Trade and other payables	(183)	(472)	—
Employee benefits	(27)	(256)	—
Provisions	—	(21)	—
Deferred tax liabilities	(294)	(1 084)	—

Current liabilities
Interest-bearing loans and borrowings	(34)	(68)	—
Income tax payable	(105)	(1 268)	—
Trade and other payables	(635)	(1 142)	—
Provision	—	(16)	—

Net identifiable assets and liabilities	969	14 373	—
Goodwill on acquisitions	4 818	20 204	—
Acquisition-date fair value of the previously held equity interest	—	(12 946)	(17)
Shareholdings increases	—	(11)	—
Consideration to be paid	(25)	(2 067)	—
Net cash paid on prior years acquisitions	1	1	—

Consideration paid/(received), satisfied in cash	5 763	19 554	(17)

Cash (acquired)/ disposed of	(247)	(2 674)	—

Net cash outflow/(inflow)	5 516	16 880	(17)

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction.

AB InBev financed the transactions with the issuance of bonds during the first half of 2014.

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the non-recurring expenses in 2014.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of OB’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the Oriental Brewery business:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation
Non-current assets
Property, plant and equipment	729	5	734
Goodwill	1 128	(1 128)	—
Intangible assets	313	797	1 110
Trade and other receivables	47	—	47

Current assets
Inventories	95	—	95
Trade and other receivables	272	(2)	270
Cash and cash equivalent	245	—	245

Non-current liabilities
Interest-bearing loans and borrowings	(499)	—	(499)
Employee benefits	(27)	—	(27)
Deferred tax liabilities	(92)	(193)	(286)

Current liabilities
Interest-bearing loans and borrowings	(7)	—	(7)
Income tax payable	(94)	—	(94)
Trade and other payables	(523)	—	(523)

Net identified assets and liabilities	1 587	(522)	1 065

Goodwill on acquisition			4 131

Net assets acquired			5 196
Consideration paid (enterprise value minus net debt)			5 519
Cash received as part of the operation			(323)

Net consideration paid, satisfied in cash			5 196

Cash and cash equivalent acquired			(245)

Net cash outflow			4 951

The transaction resulted in 4.1 billion US dollar of goodwill provisionally allocated primarily to the Korean business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected improved efficiencies through best-practice sharing. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

As of 1 April 2014, the completion date of the transaction, OB contributed 406m US dollar to the revenue and 105m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2014 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 318m US dollar, 99m US dollar, and 70m US dollar, respectively. The unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of OB. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2014 or that may result in the future.

Other acquisitions

On 8 April 2014, Anheuser-Busch InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”) in Jilin province, which owns the Ginsber brand. The aggregate purchase price was approximately 539m US dollar. The acquired business had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2014, AB InBev acquired Blue Point brewery, Long Island and also a distributor in the United States for an aggregate purchase price of 22m US dollar and 30m US dollar, respectively. The acquired businesses had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2014, AB InBev paid 1m US dollar to former Anheuser-Busch shareholders (1m US dollar in the first six months of 2013). By 30 June 2014, 7m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2013 ACQUISITIONS

The following transactions took place in the first six months of 2013:

Combination with Grupo Modelo

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction value at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. As of 30 June 2014, AB InBev owned approximately 96% of Grupo Modelo’s outstanding shares and 1.5 billion US dollar is deposited with the Trust and are reported in these audited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2014 (see also Note 13 Cash and cash equivalents and investments in short-term debt securities and Note 17 Trade and other payables).

The transaction resulted in 19.6 billion US dollar of goodwill allocated primarily to the Mexico business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 30%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Grupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment estimated at 558m US dollar and collected in 2014. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet.

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase inventory from AB InBev under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

Other acquisitions

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregated purchase price was approximately 439m US dollar.

During the first six months of 2013, Ambev acquired different distributors in Brazil for a total consideration of 47m US dollar and 0.92% additional stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND.

2014 DISPOSALS

During the first six months of 2014, AB InBev collected 17m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

2013 DISPOSALS

No disposals occurred in the six-month period ending 30 June 2013.

7.	NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Restructuring (including impairment losses)	(51)	(62)
Fair value adjustments	—	6 415
Acquisition costs business combinations	(68)	(74)
Business and asset disposal (including impairment losses)	13	—

Impact on profit from operations	(106)	6 279
Non-recurring net finance income/(cost)	238	(19)
Non-recurring taxes	26	(109)
Non-recurring non-controlling interest	2	1

Net impact on profit attributable to equity holders of AB InBev	160	6 152

The non-recurring restructuring charges for the six-month period ended 30 June 2014 total (51)m US dollar. These charges relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific, Europe, North America, Latin America North and Latin America South. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (68)m US dollar by the end of June 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014 – see also Note 6 Acquisition and disposal of subsidiaries.

The business and asset disposals (including impairment losses) resulted in a net gain of 13m US dollar as per 30 June 2014 mainly attributable to the additional proceeds from prior years’ sale.

The non-recurring restructuring charges for the six-month period ended 30 June 2013 total (62)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe and Latin America South.

Fair value adjustments recognized in 2013 for a total of 6 415m US dollar, relate to the non-recurring, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Acquisition costs of business combinations amount to (74)m US dollars by the end of June 2013 relating to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013 – see also Note 6 Acquisition and disposal of subsidiaries.

The company also incurred non-recurring finance income of 238m US dollar for the six-month period ended 30 June 2014 (30 June 2013: (19)m US dollar) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 30 June 2014 decreased income taxes by 26m US dollar (30 June 2013: (109)m US dollar increase of income taxes).

Non-controlling interest on the non-recurring items amounts to 2m US dollar for the six-month period ended 30 June 2014 (30 June 2013: 1m US dollar).

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2014	2013
Interest expense	(1 049)	(1 046)
Capitalization of borrowing costs	21	21
Net interest on net defined benefit liabilities	(58)	(76)
Accretion expense	(158)	(153)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(170)	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	(48)
Tax on financial transactions	(21)	(25)
Other financial costs, including bank fees	(58)	(74)

	(1 493)	(1 401)

Non-recurring finance costs	—	(100)

	(1 493)	(1 501)

Finance costs, excluding non-recurring items, increased by 92m US dollar from prior year mainly driven by net foreign exchange losses on US dollar cash held in Mexico and on intercompany transactions.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized a non-recurring expense of 100m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion follows the repayment and termination of the 2012 Facilities Agreement in June 2013.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2014	2013
Interest income	145	125
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	7
Net gains on hedging instruments that are not part of a hedge accounting relationship	66	—
Other financial income	34	14

	245	146

Non-recurring finance income	238	81

	483	227

Finance income, excluding non-recurring items, increased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 292m US dollar in the first six months of 2014 (30 June 2013: 105m US dollar income). This result was partially offset by costs of currency hedges. See also Note 18 Risks arising from financial instruments.

Non-recurring net finance income for the six-month period ended 30 June 2014 of 238m US dollar results from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2013: 81m US dollar income). By 30 June 2014, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Current tax expense
Current year	(1 260)	(1 335)
Deferred tax (expense)/income	194	486

Total income tax expense in the income statement	(1 066)	(849)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2014	2013[1]
Profit before tax	6 076	11 218
Deduct share of result of associates	11	283

Profit before tax and before share of result of associates	6 065	10 935

Adjustments on taxable basis
One-time events related to the Grupo Modelo combination	—	(6 415)
Foreign source income	(360)	—
Government incentives	(329)	(310)
Taxable intercompany dividends	24	9
Expenses not deductible for tax purposes	404	8
Other non-taxable income	(251)	(3)

	5 553	4 224

Aggregated weighted nominal tax rate	32.5%	32.6%

Tax at aggregated weighted nominal tax rate	(1 806)	(1 398)
Adjustments on tax expense
Utilization of tax losses not previously recognized	7	7
Recognition of deferred taxes assets on previous years’ tax losses	2	—
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(103)	(102)
(Underprovided)/overprovided in prior years	(7)	47
Deductions from interest on equity	417	185
Deductions from goodwill	61	161
Other tax deductions	484	274
Change in tax rate	49	44
Withholding taxes	(199)	(63)
Other tax adjustments	29	(4)

	(1 066)	(849)

Effective tax rate	17.6%	7.8%

The total income tax expense for the six-month period ended 30 June 2014 amounts to 1 066m US dollar compared to 849m US dollar for the same period 2013. The effective tax rate increased from 7.8% for the six-month period ended 30 June 2013 to 17.6% for the six-month period ended 30 June 2014, mainly resulting from the 2013 non-taxable, non-recurring gain related to the fair value adjustment on the initial investment held in Grupo Modelo, changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the one-time benefit realized in 2013 relating to Grupo Modelo, and the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2014 is 18.4% (versus 15.8% for the six-month period ended 30 June 2013). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

[1]	Reclassified to conform to the 2014 presentation.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2014					31 December 2013
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	9 968	22 414	3 660	2 065	38 107	33 108
Effect of movements in foreign exchange	33	41	(11)	(4)	59	(1 359)
Acquisitions	72	540	132	619	1 363	3 523
Acquisitions through business combinations	470	293	20	29	812	4 818
Disposals	(11)	(227)	(56)	(2)	(296)	(1 697)
Transfer (to)/from other asset categories and other movements[1]	237	871	95	(1 288)	(85)	(286)

Balance at end of the period	10 769	23 932	3 840	1 419	39 960	38 107

Depreciation and impairment losses Balance at end of previous year	(2 824)	(11 947)	(2 444)	(3)	(17 218)	(16 647)
Effect of movements in foreign exchange	(5)	(16)	11	1	(9)	549
Disposals	5	171	43	—	219	1 470
Depreciation	(178)	(973)	(203)	—	(1 354)	(2 567)
Impairment losses	—	(16)	—	(1)	(17)	(70)
Transfer to/(from) other asset categories and other movements[1]	45	(113)	36	1	(31)	47

Balance at end of the period	(2 957)	(12 894)	(2 557)	(2)	(18 410)	(17 218)

Carrying amount
at 31 December 2013	7 144	10 467	1 216	2 062	20 889	20 889
at 30 June 2014	7 812	11 038	1 283	1 417	21 550	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 118m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 860m US dollar as at 30 June 2014 compared to 591m US dollar as at 31 December 2013. The increase results from projects mainly in Latin America North and Asia Pacific.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2014 of leased land and buildings was 154m US dollar (31 December 2013: 155m US dollar).

11.	GOODWILL

Million US dollar	30 June 2014	31 December 2013
Acquisition cost
Balance at end of previous year	69 933	51 773
Effect of movements in foreign exchange	487	(1 799)
Purchases of non-controlling interest	—	(29)
Acquisitions through business combinations	4 818	19 988

Balance at end of the period	75 238	69 933

Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2013	69 927	69 927
at 30 June 2014	75 231	—

Goodwill increased from 69 927m US dollar per end of December 2013 to 75 231m US dollar per end of June 2014.

Current year acquisitions through business combinations primarily reflect the OB acquisition in South Korea, the acquisition of Ginsber in China, as well as, a brewery and a wholesaler in the United States. See also Note 6 Acquisition and disposals.

In 2013, the combination with Grupo Modelo resulted in the recognition of goodwill of 19 592m US dollar and the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in United States resulted in the recognition of 380m US dollar goodwill.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

[1]	The transfer (to)/from other asset c categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2014					31 December 2013
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	26 491	2 782	1 340	518	31 131	25 868
Effect of movements in foreign exchange	(9)	4	—	(9)	(14)	(240)
Acquisitions through business combinations	1 104	57	4	17	1 182	5 068
Acquisitions and expenditures	1	176	56	35	268	543
Disposals	—	(6)	—	—	(6)	(286)
Transfer (to)/from other asset categories and other movements	—	—	116	(95)	21	178

Balance at end of period	27 587	3 013	1 516	466	32 582	31 131

Amortization and impairment losses
Balance at end of previous year	—	(830)	(902)	(61)	(1 793)	(1 497)
Effect of movements in foreign exchange	—	7	1	1	9	16
Amortization	—	(96)	(91)	(6)	(193)	(334)
Impairment losses	—	—	—	—	—	(10)
Disposals	—	4	—	—	4	52
Transfer to/(from) other asset categories and other movements	—	3	—	—	3	(20)

Balance at end of period	—	(912)	(992)	(66)	(1 970)	(1 793)

Carrying value at
31 December 2013	26 491	1 952	438	457	29 338	29 338
at 30 June 2014	27 589	2 099	524	400	30 612	—

Current year acquisitions through business combinations primarily reflect the OB acquisition which resulted in the recognition of brands with an indefinite life of 1 104m US dollar and other intangible assets.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2014	31 December 2013
Short-term bank deposits	5 008	7 109
Cash and bank accounts	3 487	2 730

Cash and cash equivalents	8 495	9 839

Bank overdrafts	(113)	(6)

	8 382	9 833

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2014	31 December 2013
Current investments
Debt securities held for trading	350	123

	350	123

The cash outstanding per 30 June 2014 includes restricted cash for an amount of 1 512m US dollar. This restricted cash includes 1 505m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2014 – see also Note 17 Trade and other payables.

The restricted cash also includes 7m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

14.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2014:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 608	1 735
Changes during the period	—	1

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar
At the end of the previous year	1.6	(97)	(777)
Changes during the period	(0.2)	13	14

	1.4	(84)	(763)

As at 30 June 2014, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 462 219 750 registered shares, 12 490 bearer shares and 1 146 009 916 dematerialized shares. As of the AGM of April 30th 2014, all outstanding subscription rights have been converted into options on existing shares further to the approval of the shareholders. Therefore, there are no outstanding subscription rights.

The total of authorized, un-issued capital amounts to 51m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six-months of 2014, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 57m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. This dividend was paid out on 18 November 2013. On 30 April 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro. This dividend was paid out on 8 May 2014.

On 24 April 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2013.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev intends to enter into stock lending arrangements for up to 10 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 30 June 2014, 4 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to equity holders of AB InBev of 4 190m US dollar (30 June 2013: 9 509m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2014	2013
Issued ordinary shares at 1 January, net of treasury shares	1 606	1 602
Effect of shares issued and share buyback programs	—	1
Effect of stock lending	3	—
Effect of undelivered shares under the deferred share instrument	23	3

Weighted average number of ordinary shares at 30 June	1 632	1 606

The calculation of diluted earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to equity holders of AB InBev of 4 190m US dollar (30 June 2013: 9 509m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2014	2013
Weighted average number of ordinary shares at 30 June	1 606	1 603
Effect of stock lending	3	—
Effect of undelivered shares under the deferred share instrument	23	3
Effect of share options, warrants and restricted stock units	31	30

Weighted average number of ordinary shares (diluted) at 30 June	1 663	1 636

The calculation of earnings per share before non-recurring items is based on the profit after tax and before non-recurring items, attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Profit before non-recurring items, attributable to equity holders of AB InBev	4 030	3 357
Non-recurring items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(78)	6 171
Non-recurring finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer Note 7)	238	(19)

Profit attributable to equity holders of AB InBev	4 190	9 509

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2014	2013
Profit attributable to equity holders of AB InBev	4 190	9 509
Weighted average number of ordinary shares	1 632	1 606
Basic EPS	2.57	5.92

Profit before non-recurring items, attributable to equity holders of AB InBev	4 030	3 357
Weighted average number of ordinary shares	1 632	1 606
EPS before non-recurring items	2.47	2.09

Profit attributable to equity holders of AB InBev	4 190	9 509
Weighted average number of ordinary shares (diluted)	1 663	1 636
Diluted EPS	2.52	5.81

Profit before non-recurring items, attributable to equity holders of AB InBev	4 030	3 357
Weighted average number of ordinary shares (diluted)	1 663	1 636
Diluted EPS before non-recurring items	2.42	2.05

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.7m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2014.

15.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2014	31 December 2013
Secured bank loans	201	192
Unsecured bank loans	368	349
Unsecured bond issues	46 432	40 526
Unsecured other loans	82	75
Finance lease liabilities	131	132

	47 214	41 274

CURRENT LIABILITIES Million US dollar	30 June 2014	31 December 2013
Secured bank loans	102	94
Commercial papers	2 353	2 065
Unsecured bank loans	324	345
Unsecured bond issues	5 387	5 327
Unsecured other loans	15	12
Finance lease liabilities	3	3

	8 184	7 846

The current and non-current interest-bearing loans and borrowings amount to 55.4 billion US dollar as of 30 June 2014, compared to 49.1 billion US dollar as of 31 December 2013.

In connection with the announcement of the acquisition of OB, on 27 January 2014, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 5.25 billion US dollar aggregated principal amount of bonds, consisting of 1.2 billion US dollar aggregated principal amount of fixed rate notes due 2017, 0.3 billion US dollar aggregated principal amount of floating rate notes due 2017, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2019, 0.25 billion US dollar aggregated principal amount of floating rate notes due 2019, 1.4 billion US dollar aggregated principal amount of fixed rate notes due 2024 and 0.85 billion US dollar aggregated principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes, 2.150% for the 2019 notes, 3.700% for the 2024 notes and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

In addition to the above, on 30 March 2014, AB InBev issued 2.5 billion euro aggregate principal amount of notes, consisting of 850m euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 38 basis points above three-month EURIBOR; 650m euro aggregate principal amount of fixed rate notes due 2021 bearing interest at an annual rate of 1.95% and 1.0 billion euro aggregate principal amount of fixed rate notes due 2026 bearing interest at an annual rate of 2.70%. The use of the proceeds of such issuance is for general corporate purposes.

As of 30 June 2014, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

Commercial papers amount to 2.4billion US dollar as of 30 June 2014 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 30 June 2014. The 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	303	102	100	31	37	33
Commercial papers	2 353	2 353	—	—	—	—
Unsecured bank loans	692	324	236	82	50	—
Unsecured bond issues	51 819	5 387	3 887	5 244	10 731	26 570
Unsecured other loans	97	15	29	15	11	27
Finance lease liabilities	134	3	3	4	8	116

	55 398	8 184	4 255	5 376	10 837	26 746

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	286	94	81	46	30	35
Commercial papers	2 065	2 065	—	—	—	—
Unsecured bank loans	694	345	170	142	37	—
Unsecured bond issues	45 853	5 327	4 587	2 465	8 677	24 797
Unsecured other loans	87	12	22	15	10	28
Finance lease liabilities	135	3	3	4	7	118

	49 120	7 846	4 863	2 672	8 761	24 978

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 46.3 billion US dollar as of 30 June 2014, from 38.8 billion US dollar as of 31 December 2013. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the OB acquisition (5.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.3 billion US dollar), the payment of interests and taxes (2.4 billion US dollar) and the impact of changes in foreign exchange rates (405m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2014	31 December 2013
Non-current interest-bearing loans and borrowings	47 214	41 274
Current interest-bearing loans and borrowings	8 184	7 846

	55 398	49 120

Bank overdrafts	113	6
Cash and cash equivalents	(8 495)	(9 839)
Interest bearing loans granted (included within Trade and other receivables)	(328)	(310)
Debt securities (included within Investment securities)	(376)	(146)

Net debt	46 312	38 831

16.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 123m US dollar for the six-month period ended 30 June 2014, as compared to 105m US dollar for the six-month period ended 30 June 2013.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2014, AB InBev issued 0.9m of matching restricted stock units in relation to the 2013 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 91m US dollar and cliff vest after five years.

Long-term Incentive Stock-option Plan

As of 2014, grants for directors will be offered in the form of stock options on existing shares, instead of warrants, in order to align future grants for the company’s directors with the features of the long-term incentive stock options granted to executives. The LTI stock options will have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expire of its term or is terminated in the course of its term, both due at breach of duty by the director. AB InBev granted 0.2m stock options to members of the board of directors during 2014 representing a fair value of approximately 4m US dollar.

[1]	Amounts have been converted to US dollar at the average rate of the period.

One of the Long-term Incentive Stock-option plans allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. During 2014, the company’s employees purchased shares under this program for the equivalent of 0.5m US dollar.

Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. During 2014, 0.1m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2014, 4.7m restricted stock units with an estimated fair value of 34m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.2m options in 2014 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

During 2014, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against AB InBev shares at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 0.1m US dollar and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

17.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2014	31 December 2013
Indirect taxes payable	309	369
Trade payables	335	381
Cash guarantees	12	12
Deferred consideration on acquisitions	1 754	1 801
Derivatives	114	159
Other payables	614	500

	3 138	3 222

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2014	31 December 2013
Trade payables and accrued expenses	10 272	9 834
Payroll and social security payables	1 068	1 173
Indirect taxes payable	2 123	1 689
Interest payable	825	888
Consigned packaging	789	682
Cash guarantees	65	71
Derivatives	333	630
Dividends payable	252	384
Deferred income	28	38
Deferred consideration on acquisitions	1 029	861
Other payables	67	224

	16 851	16 474

The deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2014. On 3 June 2013, AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. Deferred consideration on acquisitions is also comprised of 1.1 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements).

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2014 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2014					31 December 2013
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	7 240	232	—	—	—	7 530	4	—	—	—
Foreign currency futures	2 050	—	—	—	—	927	—	—	—	—
Other foreign currency derivatives	—	—	—	—	—	415	—	—	—	—

Interest rate
Interest rate swaps	3 350	—	—	1 386	1 794	11 800	350	—	128	—
Cross currency interest rate swaps	1 004	114	2 012	2 592	812	683	1 096	—	2 841	827
Interest rate futures	—	213	45	—	—	—	137	13	—	—

Commodities
Aluminum swaps	1 316	126	—	—	—	1 383	327	—	—	—
Other commodity derivatives	1 392	134	—	—	—	992	293	—	—	—

Equity
Equity derivatives	4 354	1 338	—	—	—	4 947	716	—	—	—

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2014, an exposure for an equivalent of 51.2m of AB InBev shares was hedged, resulting in a total gain of 530m US dollar recognized in the profit or loss account for the period, of which 292m US dollar related to the company’s share-based payment programs and 238m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(303)	(334)	(112)	(109)	(35)	(42)	(36)
Commercial papers	(2 353)	(2 357)	(2 357)	—	—	—	—
Unsecured bank loans	(692)	(776)	(357)	(276)	(90)	(53)	—
Unsecured bond issues	(51 819)	(72 621)	(6 757)	(5 791)	(7 047)	(13 917)	(39 109)
Unsecured other loans	(97)	(183)	(25)	(36)	(21)	(20)	(81)
Finance lease liabilities	(134)	(249)	(14)	(13)	(14)	(28)	(180)
Bank overdraft	(113)	(113)	(113)	—	—	—	—
Trade and other payables	(19 535)	(19 809)	(16 518)	(1 706)	(526)	(293)	(766)

	(75 046)	(96 442)	(26 253)	(7 931)	(7 733)	(14 353)	(40 172)

Derivative financial assets/(liabilities)
Interest rate derivatives	34	31	50	34	6	(47)	(12)
Foreign exchange derivatives	161	161	165	(4)	—	—	—
Cross currency interest rate swaps	(29)	(39)	40	38	6	(27)	(96)
Commodity derivatives	(37)	(37)	(40)	3	—	—	—
Equity derivatives	722	696	515	181	—	—	—

	851	812	730	252	12	(74)	(108)

Of which: directly related to cash flow hedges	(53)	(105)	(23)	21	8	(16)	(95)

	31 December 2013
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(286)	(312)	(104)	(86)	(50)	(34)	(38)
Commercial papers	(2 065)	(2 066)	(2 066)	—	—	—	—
Unsecured bank loans	(694)	(774)	(374)	(206)	(156)	(38)	—
Unsecured bond issues	(45 853)	(65 215)	(6 590)	(6 391)	(4 138)	(11 758)	(36 338)
Unsecured other loans	(87)	(160)	(20)	(27)	(19)	(16)	(78)
Finance lease liabilities	(135)	(256)	(14)	(13)	(14)	(28)	(187)
Bank overdraft	(6)	(6)	(6)	—	—	—	—
Trade and other payables	(18 891)	(19 121)	(15 841)	(1 806)	(271)	(260)	(943)

	(68 017)	(87 910)	(25 015)	(8 529)	(4 648)	(12 134)	(37 584)

Derivative financial assets/(liabilities)
Interest rate derivatives	(36)	(36)	(30)	1	—	(7)	—
Foreign exchange derivatives	(64)	(74)	(74)	—	—	—	—
Cross currency interest rate swaps	(61)	76	15	4	3	10	44
Commodity derivatives	(149)	(147)	(154)	7	—	—	—
Equity derivatives	248	248	210	38	—	—	—

	(62)	67	(33)	50	3	3	44

Of which: directly related to cash flow hedges	(66)	26	(61)	4	7	32	44

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2014	31 December 2013	30 June 2014	31 December 2013	30 June 2014	31 December 2013
Foreign currency
Forward exchange contracts	343	200	(193)	(322)	150	(122)
Foreign currency futures	23	36	(12)	(29)	11	7
Other foreign currency derivatives	—	51	—	—	—	51

Interest rate
Interest rate swaps	43	39	(9)	(75)	34	(36)
Cross currency interest rate swaps	70	100	(99)	(161)	(29)	(61)

Commodities
Aluminum swaps	25	11	(28)	(100)	(3)	(89)
Sugar futures	7	1	(3)	(22)	4	(21)
Wheat futures	34	14	(38)	(19)	(4)	(5)
Other commodity derivatives	31	27	(65)	(61)	(34)	(34)

Equity
Equity derivatives	722	248	—	—	722	248

	1 298	727	(447)	(789)	851	(62)

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	350	—	—
Derivatives at fair value through profit and loss	13	976	—
Derivatives in a cash flow hedge relationship	40	151	—
Derivatives in a fair value hedge relationship	—	69	—
Derivatives in a net investment hedge relationship	—	49	—

	403	1 245	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 152
Derivatives at fair value through profit and loss	6	154	—
Derivatives in a cash flow hedge relationship	68	176	—
Derivatives in a fair value hedge relationship	—	36	—
Derivatives in a net investment hedge relationship	6	1	—

	80	367	1 152

Fair value hierarchy 31 December 2013 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	123	—	—
Derivatives at fair value through profit and loss	27	412	—
Derivatives in a cash flow hedge relationship	100	119	—
Derivatives in a fair value hedge relationship	—	25	—
Derivatives in a net investment hedge relationship	—	44	—

	250	600	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 111
Derivatives at fair value through profit and loss	16	392	—
Derivatives in a cash flow hedge relationship	69	216	—
Derivatives in a fair value hedge relationship	—	68	—
Derivatives in a net investment hedge relationship	13	15	—

	98	691	1 111

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2014, the put option was valued 1 117m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, the portion of the liability that would relate to such exercise is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2014
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received
Derivative assets	1 298	—	1 298	(375)	—	923
Derivative liabilities	(447)	—	(447)	375	47	(25)

	31 December 2013
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received
Derivative assets	727	—	727	(601)	—	126
Derivative liabilities	(789)	—	(789)	601	21	(167)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2014, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2013, except for additional commitments granted to cover guarantees to pension plans amounting to 770m US dollar.

20.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2014, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2014	31 December 2013
Income tax and social contribution	5 078	4 352
Value-added and excise taxes	1 955	1 625
Other taxes	137	155

	7 170	6 132

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2014, Ambev management estimates the exposure of approximately 4.1 billion Brazilian real (1.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 34m Brazilian real (15m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda - CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 4.1 billion Brazilian real (1.9 billion US dollar) as of 30 June 2014. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.5 billion US dollar) as of 30 June 2014. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. After a decision by the CARF and a related appeal presented by the tax authorities on one of those assessments, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 408m Brazilian real (185m US dollar), as of 30 June 2014.

VALUE-ADDED AND EXCISE TAXES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for consumption elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 766m Brazilian real (348m US dollar) as of 30 June 2014.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, Ambev received a similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure of possible losses in relation to the matter to be approximately 784m Brazilian real (356m US dollar), as of 30 June 2014.

OTHER TAX MATTERS

During the first six months of 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS and intends to vigorously defend its position.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 476m Brazilian real (216m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (160m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which reached 549m Brazilian Real (249m US dollar) as of 30 June 2014, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees.

21.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2014, compared to 2013.

22.	EVENTS AFTER THE BALANCE SHEET DATE

None.

5.	Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

Calculated by applying the statutory tax rate of each country on the taxable basis of each entity and by dividing the resulting tax charge by that taxable basis.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Weighted average number of ordinary shares, adjusted by the effect of share options on issue.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary shares.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items.

NORMALIZED PROFIT

Profit adjusted for non-recurring items.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.